SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33677

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

October 25, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of October 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on November 19, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Church Capital Fund [File No. 811-21662]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On September 25, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $165,679 incurred in connection with the liquidation were paid by the applicant.

Filing Date: The application was filed on October 1, 2019.

Applicant's Address: 3375 Westpark Drive, #472, Houston, Texas 77005.

Eaton Vance California Municipal Bond Fund Merger Subsidiary, LLC [File No. 811-23397]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance California Municipal Bond Fund, and on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $57,661 incurred in connection with the reorganization were paid by Eaton Vance California Municipal Bond Fund II, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Massachusetts Municipal Income Trust [File No. 811-09147]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust, and on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $51,683 incurred in connection with the reorganization were paid by the applicant.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Bond Fund II Merger Subsidiary, LLC [File No. 811-23432]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund, and on March 22, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $138,760 incurred in connection with the reorganization were paid by the applicant's investment adviser and Eaton Vance Municipal Bond Fund II, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Bond Fund Michigan Merger Subsidiary, LLC [File No. 811-23400]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund, and on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $25,986 incurred in connection with the reorganization were paid by Eaton Vance Michigan Municipal Bond Fund, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Bond Fund New Jersey Merger Subsidiary, LLC [File No. 811-23411]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund, and on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $47,903 incurred in connection with the reorganization were paid by the applicant's investment adviser and Eaton Vance New Jersey Municipal Bond Fund, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Bond Fund Ohio Merger Subsidiary, LLC [File No. 811-23412]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund, and on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $50,663 incurred in connection with the reorganization were paid by the applicant's investment adviser and Eaton Vance Ohio Municipal Bond Fund, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Bond Fund Pennsylvania Merger Subsidiary, LLC [File No. 811-23413]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Bond Fund, and on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $53,978 incurred in connection with the reorganization were paid by the applicant's investment adviser and Eaton Vance Pennsylvania Municipal Bond Fund, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Income Trust Massachusetts Merger Subsidiary, LLC [File No. 811-23414]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust, and on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $51,683 incurred in connection with the reorganization were paid by Eaton Vance Massachusetts Municipal Income Trust, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Income Trust Michigan Merger Subsidiary, LLC [File No. 811-23401]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust, and on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $38,001 incurred in connection with the reorganization were paid by Eaton Vance Michigan Municipal Income Trust, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Income Trust New Jersey Merger Subsidiary, LLC [File No. 811-23424]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust, and on February 22, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $75,157 incurred in connection with the reorganization were paid by Eaton Vance New Jersey Municipal Income Trust, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Income Trust Ohio Merger Subsidiary, LLC [File No. 811-23415]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust, and on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $53,456 incurred in connection with the reorganization were paid by Eaton Vance Ohio Municipal Income Trust, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance Municipal Income Trust Pennsylvania Merger Subsidiary, LLC [File No. 811-23416]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance Municipal Income Trust, and on January 18, 2019, made a final distribution to its shareholders based on net asset value. Expenses of approximately $48,323 incurred in connection with the reorganization were paid by Eaton Vance Pennsylvania Municipal Income Trust, the acquired fund.

Filing Date: The application was filed on August 14, 2019.

Applicant's Address: Two International Place, Boston, Massachusetts 02110.

Eaton Vance New York Municipal Bond Fund Merger Subsidiary, LLC [File No. 811-23399]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Eaton Vance New York Municipal Bond Fund, and on December 14, 2018, made a final distribution to its shareholders based on net asset value. Expenses of approximately $45,123 incurred in connection with the reorganization were paid by Eaton Vance New York Municipal Bond Fund II, the acquired fund.

<u>Filing Date</u>: The application was filed on August 14, 2019.

<u>Applicant's Address</u>: Two International Place, Boston, Massachusetts 02110.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Deputy Secretary